Exhibit 99.1

ZTO ANNOUNCES new independent Director

SHANGHAI, Nov. 16, 2021 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced the appointment of a new female independent director to its board of directors (the “Board”): Ms. Fang Xie, effective immediately. After the change, the Board will consist of ten members, six of whom are independent directors. Ms. Xie will also serve on ZTO’s Environmental, Social and Governance Committee (“ESG Committee”).

Ms. Fang Xie, also known as Heather Xie, has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties (“GLP”). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China. Ms. Xie received a master degree in economics from Cornell University in 1994 and a bachelor and a master degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

About ZTO Express (Cayman) Inc.

ZTO is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508